

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2014

Via E-mail
Mr. David J. Paterson
President and Chief Executive Officer
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis, TN 38115-4436

> **Re:** **Verso Paper Corp., Verso Paper Holdings LLC and Verso Paper Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 4, 2014**
> **File No. 333-193794**

Dear Mr. Paterson:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1 with respect to the opinion of Houlihan Lokey Financial Advisors. If you believe that the Houlihan Lokey opinion is not materially related to the merger transaction, please revise your filing to disclose such belief, and to disclose your basis for such belief.

2.   We note the materials provided in response to prior comment 17. Please explain to us how you determined that you met the aggregate market value requirement of General Instruction I.B.I of Form S-3.

The Merger, page 122

Fairness Opinion of Financial Advisor to NewPage, page 133

3.   We note your response to prior comment 13. Please revise your filing to disclose the belief of each of Verso and NewPage regarding the materiality of the "Forecasts" relied upon by Goldman Sachs in its analyses in preparing its fairness opinion. In addition, please disclose the basis for such belief.

Solvency Opinion, page 149

4.   We note the limitation on reliance in the solvency opinion provided by Murray, Devine & Co., Inc. If Murray Devine retains such limitation, please revise your filing to provide the following disclosure:

- the basis for Murray Devine's belief that shareholders cannot rely on its opinion, including (but not limited to) whether Murray Devine intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law;

- whether the governing state law has addressed the availability of such a defense to Murray Devine in connection with any such shareholder claim; if not, add a statement that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

- that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or Murray Devine under the federal securities laws.

5.   Please obtain and file a consent from Murray Devine. See Securities Act Rule 436.

Exhibits

6.   We note your response to prior comment 19, and note that you are incorporating by reference as Exhibit 4.2 the previously filed indenture. Please revise your exhibit index to clarify the exhibit number under which you previously filed the indenture with the current report on Form 8-K.

Exhibit 5.1

7.   We note that counsel assumes the authority of persons signing on behalf of the parties to the documents in connection with which the opinion is rendered. As this assumption

does not appear to be appropriate, please obtain and file a revised opinion that does not contain such an assumption.

8.   We note the reference to the guarantors listed on Schedule I in counsel's opinion. Please ensure that the revised opinion includes Schedule I.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Joshua N. Korff